EXHIBIT 99.1

Ninja Labs, a GameSquare Initiative, and Vivior

Unveil Groundbreaking Gamer Wellness Platform, VIVIOR 4SIGHT

Frisco, TX, September 19th – Today, Ninja Labs, a GameSquare initiative, and Vivior are thrilled to announce the launch of the beta version of Vivior 4SIGHT, an innovative gamer wellness platform aimed at enhancing gamers' overall well-being and optimizing their gaming performance. The platform is the first major project to come out of Ninja Labs, GameSquare's innovation initiative led by famed streamer and newly appointed GameSquare Chief Innovation Officer, Tyler “Ninja” Blevins.

Vivior 4SIGHT marks a pioneering step forward in gaming and health-centric technology, allowing gamers to seamlessly integrate their wellness wearable devices and apps. By prioritizing health and fitness, gamers can now unlock rewards and prizes simply by maintaining an active and healthy lifestyle while also participating in engaging wellness missions and challenges.

Tyler Blevins shared his vision for this groundbreaking platform: "I’ve always worked to be the best player I can be, which requires more than just practice at the games I love to play, and play to win.” Blevins continued, “It’s a fact that wellness impacts performance, so I’m hyped to help current and future gamers be the best they can be through Vivior 4SIGHT.”

The inaugural challenge for Vivior 4SIGHT kicks off on September 19th, featuring an exciting month-long founder challenge led by Ninja himself. Subsequent months will bring a series of wellness missions and challenges, where prizes for the Vivior 4SIGHT season will be awarded. These prizes will range from top-notch gaming accessories, in-game rewards, professional gaming stations, and cash prizes to the grand prize of two brand-new Honda vehicles.

Michael Mrochen, Founder of Vivior, a leader in vision care innovation, emphasized the importance of balancing technology with wellness. He stated, "There is a pressing need to improve and manage our relationship with technology to ensure it doesn't negatively impact our society's wellness and health. We are introducing cutting-edge technology to assist gamers, who are among those with the greatest need, and we plan to expand our reach across various sectors of society. Billions of individuals struggle with the consequences of poorly managed technology use. We aim to create a safer, healthier way to game, ultimately improving gamers' wellness and performance."

As an added bonus, gamers can preorder the Vivior Scouter—a state-of-the-art wearable device that monitors visual behavior, posture, and light exposure. This device is a game-changer in combating digital eye strain and computer vision, affecting 90% of gamers. The Scouter's data gives gamers valuable insights to optimize their gaming setup, maintain proper posture, and manage light exposure. Additionally, the technology and visual behavior data support vision care professionals in delivering more effective care, including glasses, contacts, and surgery.

Tyler Blevins is repped by CAA and Loeb & Loeb, LLP.

For more information, visit: https://ninjalabs.gg/.

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About Ninja Labs:

Ninja Labs is a pioneering gaming industry force dedicated to innovating and advancing the esports and gaming experiences. Headed by gaming legend Tyler “Ninja” Blevins, the company's mission is to elevate gaming to new heights while promoting wellness and performance among gamers.

About Vivior:

Vivior is a Swiss digital health start-up founded in 2017 by leading vision care and wearable technology experts. The company’s cutting-edge wearable technology objectively measures visual behavior to improve user's visual comfort and care. The system collects daily visual activity profiles, measuring light exposure, viewing distances, posture, and other behavioral data. Machine-learning algorithms analyze users’ visual lifestyle patterns to provide them with valuable guidance to improve their gaming, work, and study setup. They also deliver recommendations for improving visual behavior to help combat digital eye strain. Vivior’s game-changing vision correction solutions are personalized to an individual’s lifestyle and visual behavior of a person. This ground-breaking technology allows a better understanding of gamers’ needs and enables eye care professionals to offer optimal personalized solutions to their patients. www.vivior.com.

About GameSquare:

GameSquare Holdings, Inc. (NASDAQ: GAME | TSXV: GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. For more information visit www.gamesquare.com.

About Tyler "Ninja" Blevins:

Tyler "Ninja" Blevins is one of the most recognizable gaming and entertainment personalities in the world. With more than 74 million fans worldwide on major digital networks, Tyler "Ninja" Blevins became a pop culture phenomenon in 2018, after he streamed on Twitch playing Fortnite alongside rappers Drake, Travis Scott, and Pittsburgh Steelers wide receiver Juju Smith-Schuster. Since then, he's gone on to become the first streamer to get an exclusive skin in both Fortnite and Raid: Shadow Legends as a playable champion, and was the first professional gamer to be featured on the cover of ESPN The Magazine.

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He can be seen in a cameo in Free Guy, starring Ryan Reynolds. He has also had roles in Hotel Transylvania: Transformania and Fox's "Duncanville". He is the author of two graphic novels. Following the success of Ninja: The Most Dangerous Game (released in December 2019), Ten Speed Press published the sequel, Ninja: War for the Dominions (May 2021). A noted philanthropist who has been active in his hometown community of Detroit as well as his new home in Chicago, he was named one of TIME Magazine's 100 Most Influential People of 2019, and recently sponsored the Ninja Esports Lounge at the Matilda R. Wilson Boys & Girls Clubs location in Auburn Hills, Michigan.

Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: ir@gamesquare.com

Media Relations

Chelsey Northern/The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com

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